SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GREENIDGE GENERATION HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.50% Senior Subordinated Notes due 2026
(Title of Class of Securities)

39531G209
(CUSIP Numbers of Class of Securities)

Jordan Kovler
Chief Executive Officer
Greenidge Generation Holdings Inc.
1159 Pittsford-Victor Road, Suite 240

Pittsford, New York 14534
(315) 536-2359
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth M. Silverman Olshan Frome Wolosky LLP 1325 Avenue of the Americas 15th Floor New York, New York 10019 Telephone: (212) 451-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 11.

This Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Greenidge Generation Holdings, Inc., a Delaware corporation (the “Company”), relates to the Tender/Exchange Offer (as defined below) upon the terms and subject to the conditions described in Offer to Purchase/Exchange dated June 17, 2025 (as it may be supplemented from time to time, the “Offer to Purchase/Exchange”) and the related Tender/Exchange Offer materials (as amended and supplemented from time to time, the “Tender/Exchange Offer Documents”). More specifically, the Company is offering to exchange or purchase, at the election of each holder and subject the Cash Payment Limit described below, its outstanding 8.50% Senior Notes due 2026, CUSIP No. 39531G209 (the “Old Notes”), for:

(1)	A new series of 10.00% Senior Notes due 2030 (the “New Notes”), in an amount equal to $11.00 principal amount of New Notes for each $25.00 principal amount of Old Notes exchanged (the “Exchange Option”); or

(2)	(ii) Cash, in an amount equal to $8.50 for each $25.00 principal amount of Old Notes tendered, provided that if the holder elects to tender on or before July 2, 2025, then cash in the amount equal to $9.00 (the “Early Tender Premium”) for each of the $25.00 principal amount of Old Notes tendered (the “Tender Option”). If the cash required to purchase all of the Old Notes tendered under the Tender Option exceeds $3.0 million (the “Cash Payment Limit”), we will accept the Old Notes tendered for purchase on a pro rata basis.

The Exchange Option and the Tender Option are referred to collectively as the “Tender/Exchange Offer.”

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13(e)(4) under the Exchange Act.

The information set forth in the Offer to Purchase/Exchange, and in the related Tender/Exchange Offer Documents, copies of which are attached hereto as Exhibits, are hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities.

(1) Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 13, 2021).;

(2) First Supplemental Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on October 13, 2021); and

(3) Form of 8.50% Senior Note due 2026 (included as Exhibit A to Exhibit 4.2 above).

Item 10 Financial Statements.

(a)	Financial Information.

 The information set forth in the Offer to Purchase/Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed by the Company with the SEC on March 31, 2025, as amended April 21, 2025, and (B) the Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed by the Company with the SEC on May 15, 2025).

(b)	Pro Forma Information.

 The information set forth in the Offer to Purchase/Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed by the Company with the SEC on March 31, 2025, as amended April 21, 2025, and (B) the Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed by the Company with the SEC on May 15, 2025).

ITEM 12 EXHIBITS.

(a)(1)(A)*	Offer to Purchase/Exchange, dated June 17, 2025.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)*	Form of Second Supplemental Indenture between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee.
(a)(1)(G)*	Form of 10.00% Senior Note due 2030 (included as Exhibit A to Exhibit (a)(1)(F) above).
(a)(5)(A)*	Press Release, dated June 17, 2025.
(b)	Not applicable.
(d)(1)	Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 13, 2021).
(d)(2)	First Supplemental Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on October 13, 2021).
(d)(3)	Form of 8.50% Senior Note due 2026 (included as Exhibit A to Exhibit (d)(1) above).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GREENIDGE GENERATION HOLDINGS, INC.

By:	/s/ Jordan Kovler
	Name:	Jordan Kovler
	Title:	Chief Executive Officer

Date: June 17, 2025

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